[redacted]

SECUR 11016208 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 23 2011 WASH, D.C.

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kim Eng Securities USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 East 50th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim **(212) 688-8886**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessica Kim, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kim Eng Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

KAVITA SADARA
Notary Public, State of New York
No. 01SA6201488
Qualified in Queens County
Commission Expires 03/02/2013

Subscribe and Sworn to, before me
On this 11 day of Feb 2011

Kavita Sadara

Notary Public

Table of Contents

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report

Board of Directors
Kim Eng Securities USA, Inc.

We have audited the accompanying statement of financial condition of Kim Eng Securities USA, Inc., a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Company") as of December 31, 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kim Eng Securities USA, Inc. as of December 31, 2010, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Cohen & Schaeffer P.C.

New York, New York
February 4, 2011

KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)

Statement of Financial Condition

As of December 31, 2010
(Expressed in United States Dollars)

Assets

Cash and cash equivalents (Notes 2 and 4)	$	6,344,167
Due from affiliates (Note 3)		178,516
Furniture, equipment, software and motor vehicles (Note 8)		21,816
Income taxes receivable		6,988
Prepaid expenses and other receivables		184,815
Other assets		19,904
Total assets	$	6,756,206

Liabililties and Shareholder's Equity

Liabilities		
Accrued compensation	$	1,104,023
Accounts payable and other liabilities		274,988
Total liabilities	$	1,379,011
Commitments, contingencies and guarantees		
Subordinate loan (Note 11)	$	3,000,000
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares	$	10
Additional paid-in capital		9,499,990
Accumulated deficit		(7,122,805)
Total shareholder's equity		2,377,195
Total liabilities and shareholder's equity	$	6,756,206

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)

Statement of Income

Year Ended December 31, 2010
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions	$	9,109,584
Other income		332,542
Interest income		11,437
Total revenue	$	9,453,563
Expenses		
Commissions and clearance	$	5,272,492
Compensation		3,633,572
Communication/information services		555,199
Occupancy		290,595
Travel and entertainment		790,140
Professional fees		124,716
FINRA		17,244
SIPC		23,346
Other		97,177
Total expenses	$	10,804,481
Net loss before provision for income taxes		(1,350,918)
Provision for income taxes (Note 7)		(12,806)
Net loss	$	(1,363,724)

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at December 31, 2009	$ 10	$ 9,499,990	$ (5,759,081)	$ 3,740,919
Net loss			(1,363,724)	(1,363,724)
Shareholder's equity - at December 31, 2010	$ 10	$ 9,499,990	$ (7,122,805)	$ 2,377,195

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)

Statement of Cash Flows

Year Ended December 31, 2010
(Expressed in United States Dollars)

Cash flows from operating activities		
Net Loss	$	(1,363,724)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		18,831
Decrease (increase) in operating assets		
Receivable from affiliates		2,636
Prepaid expenses and other receivables		(43,169)
Prepaid income taxes		(802)
Increase (decrease) in operating liabilities		
Accrued compensation		379,070
Accounts payable and other liabilities		56,828
Net cash used in operating activities		(950,330)
Cash flows from financing activities		
Proceeds from issuance of subordinate loan		3,000,000
Net cash from finanicng activities		3,000,000
Net cash increase		2,049,670
Cash and cash equivalent at beginning of year		4,294,497
Cash and cash equivalent at end of year	$	6,344,167
Income taxes paid during the year	$	16,319

See accompanying notes to financial statements.

KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)

Notes to Financial Statements

As of December 31, 2010
(Expressed in United States Dollars)

Note 1 - General Business

Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"), is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, India ("Asian-based") and Australia through its affiliates who are licensed to buy and sell such securities to U.S. institutional customers on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy, Australia and financial markets.

The Company's commissions from customers are collected by the Parent and other related entities and remitted to the Company monthly.

The Parent has agreed to provide funding to support the Company if necessary. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k(2)(ii) of that Rule.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements were approved by management and available for issuance on February 4, 2011.

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis are:

1. Cash and Cash Equivalents

   The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 the cash equivalent is represented by an investment in a money market fund held by a U.S. financial institution and a Certificate of deposit of approximately $78,000 pledge to a third party to collateralize a letter of credit related to a lease deposit.

2. Securities Transactions

   The Company records securities transactions executed for its customers on a trade-date basis. Revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates on the trade date.

Note 2 - Significant Accounting Policies (continued)

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Fixed Assets

Equipment, automobile and computer software are recorded at cost, net of accumulated depreciation. Equipment, automobile and computer software are depreciated on a straight-line basis over the estimated useful life of three to five years.

5. Income taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

(Expressed in United States Dollars)

6. Subsequent events

ASC 855-10 establishes general standards of accounting for, and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or available to be issued.

Note 3 - Related Party Transactions

The Parent and affiliated companies with common ownership provide 75% of all execution, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, and research and settlement fees. At December 31, 2010, receivable from affiliates of $178,516 represents net commissions due from affiliates for customer securities transactions.

During the year ended December 31, 2010 the Company occupied office space owned by an affiliated company paying a base rent of approximately $219,300. In addition the Company paid certain operating expenses. The total occupancy cost paid for the year ended December 31, 2010 on this office was approximately $281,000.

Note 4 - Cash Segregated Under Federal and Other Obligations

Cash of $1,000 at December 31, 2010 has been segregated in a special reserve bank account for the exclusive benefit of customers and is included in cash and cash equivalents in the statement of financial condition. This amount is currently not required.

Note 5 - Employee Benefit Plan

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees. The Company's contribution was approximately $78,000 for the year ended December 31, 2010.

Note 6 - Fair Value Measurement

ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2010, financial instruments owned by the Company primarily consist of cash and cash equivalent and are classified as Level 1.

(Expressed in United States Dollars)

Note 7- Income Taxes

The income tax provision for the year ended December 31, 2010 consisted of the following:

Current:		
Federal	$	-
State and local		12,806
		12,806
Deferred:		
Federal, state and local		-
Total tax benefit	$	12,806

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$	1,525,474
State tax-net of federal tax benefit		12,806
Valuation allowance		(1,525,474)
	$	12,806

The major sources of temporary differences and their deferred tax effect at December 31, 2010 are as follows:

Deferred tax asset		
Net operating loss benefit	$	4,432,173
Depreciation		54,516
Less valuation allowance		(4,486,689)
Net deferred tax asset	$	-

The Company has provided a valuation allowance to fully offset the amount of the net deferred asset due to continued operating losses. Management's conclusion is that it is not more likely than not that the Company would be able to fully realize its deferred tax assets in the immediate future.

The Company has available, at December 31, 2010, unused operating losses carry-forward of $9,861,165, which may be applied against future taxable income expiring in various years from 2012 through 2030.

(Expressed in United States Dollars)

Note 8 - Fixed Assets

Details of equipment, automobile and computer software are as follows:

Equipment	$	183,376
Automobile		92,235
Computer software		61,346
		336,957
Less: accumulated depreciation		(315,141)
	$	21,816

Note 9 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers. One customer represents 13.42% of the Company's revenue.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits $250,000. However, the Company does believe that these amounts are exposed to significant risk and are considering steps to address this risk.

Note 10 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. At December 31, 2010, the Company had net capital of $4,844,513 which exceeded requirements by $4,744,513. The ratio of aggregate indebtedness to net capital was .28 to 1.

(Expressed in United States Dollars)

Note 11 - Commitments

a. Office leases

On October 11, 2010 the Company entered into a long-term operating lease for office space which becomes effective on March 1, 2011 and expires on February 28, 2018.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term in excess of one year are as follows:

2011	$	137,813
2012		167,972
2013		171,140
2014		174,372
2015		182,568
Thereafter		409,425
	$	1,243,290

The Company also entered into a two year agreement effective August 31, 2010 to lease office space in California for a monthly payment of $1,975 in the first year increase to $2,075 per month in the second year.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term in excess of one year are as follows:

2011	$	24,100
2012		16,600
	$	40,700

The total rent paid for the year ended December 31, 2010 is $9,875.

b. Subordinated loan

The Company obtained a subordinated loan from its parent company during the year ended December 31, 2010 for a principal amount of $3,000,000 at an interest rate of 1% per annum. The loan is for a period of three years.

Subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum, net capital requirements, they may not be repaid.

The carrying amount of the subordinated loan approximates fair value due to the loan being at market rate.

****

Supplementary Information

KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Kim Eng Holdings Limited)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securities and Exchange Act of 1934

December 31, 2010
(Expressed in United States Dollars)

Total Ownership Equity Per Statement of Financial Condition	$	2,377,195
Subordinate loan		3,000,000
Total equity and subordinate loan		5,377,195
Non allowable Assets:		
Receivable from affiliates		178,516
Petty cash		186
Furniture, equipment, software and motor vehicles		21,816
Receivable - Others		81,713
Prepaid expenses		100,089
Prepaid insurance		3,013
Prepaid income tax		6,988
Letter of credit		77,945
Other assets		19,904
Total non allowable		490,170
Net capital before haircuts on securities positions		4,887,025
Haircuts on securities positions		42,512
Net capital		4,844,513
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $943,110 or $100,000		100,000
Excess net capital	$	4,744,513
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	1,379,011
Percentage of aggregate indebtedness of net capital		28%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part 11 filing as of December 31, 2010.

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

To the Board of Directors of
Kim Eng Securities USA, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kim Eng Securities, USA Inc., a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 4, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than consequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 4, 2011

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

**To the Board of Directors of
Kim Eng Securities USA, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kim Eng Securities USA, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Kim Eng Securities USA, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kim Eng Securities USA, Inc's management is responsible for the Kim Eng Securities USA, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. **C & S obtained traced and agreed payment to a copy of the cancelled check number 17129 for $17,519. No differences noted in relation to the amount stated on the check and in the general ledger and the amount in Form SIPC-7.**

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences; **C & S compared and agreed total revenue as reported on audited Form X-17A-5 of $9,453,563 with SIPC -7. No differences noted. C & S agreed the payment made during the year for $5,677, an overpayment from the previous year of $150 and the accrued balance of $17,519 as reported in the Statement of Income to the total reported on Form SIPC-7 of $23,346. No differences were noted;**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; **C & S noted that an amount of $17,519 which was due and payable was correctly calculated, accrued and entered on the form to be file as at December 31, 2010.** ***There are no differences noted;***

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; **C & S proved the arithmetical accuracy of the total reflected in Form SIPC-7 by recalculating the SIPC fee payable for the year, using the general assessment rate and agreeing the calculation the Company's general ledger. No differences were noted; and**

5. **Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Overpayment of $150 has been correctly applied.**

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 4, 2011

KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Kim Eng Holdings Limited)
(S.E.C. I.D. No. 8-43264)

Report Pursuant to Rule 17a-5(d) and
Independent Auditors' Report

December 31, 2010

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS